Exhibit 99.1

Sundial Receives Sales Licence for Cannabis Oil Products

CALGARY, Oct. 24, 2019 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial") is pleased to announce that it has received a licence from Health Canada to sell cannabis oil products. Sundial oil products will be packaged and shipped from its Rocky View, AB facility, and will be available to consumers in early 2020.

"This license enables Sundial to gain further traction in expanding our innovative product portfolio," says Ryan Hellard, Chief Experience Officer of Sundial. "Consumers are looking for brands that consistently provide a safe, innovative and high-quality experience, and that's what our current and future portfolio is designed to deliver."

Broadening its product offerings, Sundial's first new product innovation will be an unflavoured CBD 20:1 oil that is part of the brand's Ease product line. The new oil product, in addition to subsequent oil products from the same line, will address the rapidly emerging consumer trend of CBD usage.

Providing consumers access to a greater selection of products will allow Sundial to tap into new and existing cannabis segments. Consumers can customize their cannabis experience to meet their individual needs by choosing product formats that work best for them.

The oil sales licence, along with new formats being legalized on October 17, 2019, enables Sundial to drive development of future cannabis products. Plans to launch additional product formats including vapes, topicals and teas will be announced soon.

For more information about Sundial, visit www.sndlgroup.com and follow on Twitter @SundialCannabis, Instagram @SundialCannabis, LinkedIn @SundialCannabis and Facebook @SundialCommunity.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and PlayTM:

  Heal - cannabis products used as prescription medicine
  Help - cannabis products that strive to promote health and wellness through CBD
  Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial has facilities in Canada and the United Kingdom and provides quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding with another currently under construction.

We employ nearly 1,000 employees globally, full-time and seasonal, bringing economic benefits to the local communities in which we operate.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release includes, but is not limited to, the potential expansion plans of the Company in Canada, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Media Contact for Sundial: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:00e 24-OCT-19